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                            July 12, 2022

       Javier Selgas
       Chief Executive Officer
       Freight Technologies, Inc.
       2001 Timberloch Place, Suite 500
       The Woodlands, TX 77380

                                                        Re: Freight
Technologies, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38172

       Dear Mr. Selgas:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F filed April 29, 2022

       General

   1. Please tell us why you have not included the financial statements and related information of FreightHub, Inc. for
the year ended December 31, 2021 in your filing. Refer to General
                                                        Instruction E(c) and
Instruction 1 to Item 8 of Form 20-F.
 Javier Selgas
FirstName  LastNameJavier
Freight Technologies, Inc. Selgas
Comapany
July       NameFreight Technologies, Inc.
     12, 2022
July 12,
Page  2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services